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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, August 30, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

         As previously announced, Hollinger International Inc. ("Hollinger International") is now prepared in principle to co-operate with and assist Hollinger and its auditors in the audit of Hollinger's 2003 annual financial statements and to assist in obtaining the co-operation of Hollinger International's auditors, and has set out a process for so doing. Hollinger and Hollinger International continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it believes that it needs to review the final report of the Special Committee established by Hollinger International before it can complete its 2003 annual financial statements. Hollinger understands that the work of the Special Committee is ongoing and its final report is expected to be issued later today.

         As previously announced, as a result of the delay in the filing of Hollinger's 2003 Form 20-F (which would include its 2003 audited annual financial statements) with the United States Securities and Exchange Commission by June 30, 2004, Hollinger is not in compliance with its obligation to deliver to relevant parties its filings under the indenture (the "Indenture") governing its senior secured notes due 2011 (the "Notes"). US$78 million principal amount of Notes are outstanding under the Indenture. On or about August 19, 2004, Hollinger received a Notice of Event of Default from the trustee under the Indenture notifying Hollinger that an event of default has occurred under the Indenture. As a result, pursuant to the terms of the Indenture, the trustee under the Indenture or the holders of at least 25 percent of the outstanding principal amount of the Notes will have the right to accelerate the maturity of the Notes.

         Approximately US$5 million in interest on the Notes is due on September 1, 2004. Hollinger has deposited the full amount of such interest payment with the trustee under the Indenture and noteholders will receive their interest payment in a timely manner.

         As of the close of business on August 27, 2004, Hollinger had approximately US$8.7 million of cash or cash equivalents on hand and owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the August 27, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$17.14, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$270,513,078.40. All of Hollinger's direct and indirect interest in the shares of Class A
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Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition, Hollinger has previously deposited with the trustee under the Indenture approximately US$10.5 million in cash as collateral in support of the Notes. Consequently, there is currently in excess of US$267.4 million aggregate collateral securing the US$78 million principal amount of the Notes outstanding.

         Hollinger has received notice from staff of the Midwest Regional Office of the U.S. Securities and Exchange Commission that they intend to recommend to the Commission that it authorize civil injunctive proceedings against Hollinger for certain alleged violations of the U.S. Securities Exchange Act of 1934 and the Rules thereunder. The notice includes an offer to Hollinger to make a "Wells Submission", which Hollinger will be making, setting forth the reasons why it believes the injunctive action should not be brought. A similar notice has been sent to some of Hollinger's directors and officers.

         10 Toronto Street Inc., an indirect wholly-owned subsidiary of Hollinger, has extended the consulting agreement (the "White Consulting Agreement") with Peter G. White Management Ltd., a company controlled by Peter
G. White, for a further six-month term on the same terms and conditions. Since December 23, 2003, Peter G. White has been the Co-Chief Operating Officer and Secretary of Hollinger and has assisted the company in conserving the value of its assets, addressing liquidity issues, meeting applicable regulatory requirements and otherwise performing duties similar to those of a restructuring officer. The White Consulting Agreement will now terminate on January 22, 2005. For its services under the White Consulting Agreement, Peter G. White Management Ltd. receives C$75,000 per month. The White Consulting Agreement and its extension were reviewed, reported on and approved by the independent directors of Hollinger.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com